

May 5, 2011

Mr. David W. Lambert
Senior Vice President and Chief Financial Officer
Plum Creek Timber Company, Inc.
999 Third Avenue, Suite 4300
Seattle, Washington 98104-4096

   RE: **Plum Creek Timber Company, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed February 25, 2011
      File No. 1-10239

Dear Mr. Lambert:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Daniel L. Gordon
        Branch Chief